FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

CORUS GROUP plc
(Translation of Registrant's Name Into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 1 July 2002 **By** [signature]

Name: Mrs T Robinson
Title: Group Secretariat Co-ordinator

1 July 2002

Corus Group plc

Corus sells its 23 per cent stake in AvestaPolarit for approximately £343m (EUR530m)

Corus Group plc ("Corus") announces that it has agreed to sell its entire 23.2 per cent. stake in AvestaPolarit Oyj Abp ("AvestaPolarit") to Outokumpu Oyj ("Outokumpu") for EUR6.55 per AvestaPolarit share in cash equating to approximately EUR530m. The price represents a premium of 25 per cent. to AvestaPolarit's closing mid-market price per share on 28 June 2002 of EUR5.25.

Corus will also receive EUR25m in cash from Outokumpu as consideration for the early termination of the shareholders' agreement between Corus and Outokumpu entered into in connection with the formation and listing of AvestaPolarit in January 2001.

The total proceeds received by Corus of some EUR555m (approximately £359m) will be applied to reduce debt and further strengthen the group balance sheet. The sale, which is subject to regulatory approval from the European Commission, is currently expected to be completed by the middle of August.

Under Finnish GAAP, AvestaPolarit reported profits before tax of EUR129m on net sales of EUR2,851m for the year ended 31 December 2001 and at that date had net assets of EUR1,214m. Under UK GAAP, AvestaPolarit contributed a pre-tax profit of £6.8m to the Corus results for the year to 31 December 2001. The net assets attributable to AvestaPolarit as at 31 December 2001 were £255m, which, together with goodwill attributable to AvestaPolarit of £93m, represented a total carrying value at that date of £348m. The dividend received by Corus from AvestaPolarit during 2001 amounted to £7.7m.

Commenting on the sale, Tony Pedder, Chief Executive of Corus said: *"Having examined a number of options, we have concluded that a sale of our minority stake in AvestaPolarit delivers the best value to our shareholders. The disposal realises our investment at a good price, increases the focus of our activities and provides us with financial flexibility to enhance our core business in carbon steel products and services."*

Background information on AvestaPolarit

AvestaPolarit is one of the world's leading stainless steel producers and was formed on 22 January 2001 by the merger between the stainless steel division of Outokumpu and Avesta Sheffield AB, at the time a 51 per cent. owned subsidiary of Corus. On completion of the merger, Outokumpu and Corus held 55.3 per cent. and 23.2 per cent. of AvestaPolarit respectively. Since listing on the Helsinki and Stockholm stock exchanges on 30 January 2001, AvestaPolarit's share price has risen by 59 per cent. to EUR5.25 on 28 June 2002.

In its first quarter results for the three months ended 31 March 2002 AvestaPolarit reported profits before tax of EUR72m on net sales of EUR769m and at that date had net assets of EUR1,287m. The dividend received by Corus from AvestaPolarit during the first quarter amounted to £4.0m.

The exchange rate used for translating the consideration amounts in this announcement is £0.647 per euro. Other values are translated at exchange rates pertaining at the time.

Enquiries:-

Corus

Investor relations	+44 (0)20 7717 4501
	+44 (0)20 7717 4504
Corporate relations	+44 (0)20 7717 4502
	+44 (0)20 7717 4505

ABN AMRO

Jitesh Gadhia	+44 (0)20 7678 7678
Mark Crossley	+44 (0)20 7678 1921